Exhibit 99.60

Restricted Share Unit Plan

1.	Purpose

The Plan is intended to enhance the Corporation’s ability to attract and retain talented individuals to serve as executive officers or in key management positions within the Corporation and of its Subsidiaries, to reward these participants and to promote an alignment of interests between such participants and the shareholders of the Corporation.

2.	Definitions

As used in this Plan, the following terms have the following meanings:

“Board” means the Board of Directors of the Corporation.

“CEO” means the chief executive officer of the Corporation.

“Committee” means the Human Resources and Compensation Committee of the Board or such other committee of the Board as may from time to time be responsible for matters relating to executive compensation.

“Common Share” means a common share in the capital of the Corporation as constituted at the date hereof or any shares or other securities into which such common share may have been changed, reclassified, subdivided, consolidated or converted.

“Corporation” means Prometic Life Sciences Inc. or a successor thereof.

“Cycle” means the three (3) year period from the 1st day of the financial year during which a grant is made to the last day of the second financial year following the financial year during which a grant has been made.

“Expiration Date” means the date at which any RSU granted outside of a Cycle expires, which shall need to fall on the last day of a given financial quarter.

“Long-Term Disability” means a permanent disability due to a medical condition that prevents a Participant, physically or mentally, from executing his or her job due to an absence from work for a period that exceeds 26 weeks and is expected to be permanent; such medical condition and long-term status requiring written evidence thereof from an appropriate professional, unless otherwise waived by the CEO and/or by the medical examiner selected by the Corporation’ s group insurance plan carrier.

“Participant” means the CEO, chief operating officer, chief financial officer, chief legal officer, chief medical officer, any vice-presidents, employee directors or employee director-level executives and any other officers or management members of the Corporation, or of a Subsidiary, who have been granted RSUs as designated in writing by the Committee, upon the recommendation of the CEO and subject to the Board’s approval. Notwithstanding anything herein to the contrary, the Board shall have, at all times, the power to cancel, annul, rescind or otherwise remove a Participant’s designation or position as qualifying as a Participant under this Plan. For greater certainty, such action by the Board shall not affect any RSUs already credited to such individual’s account in accordance with Section 8 hereof.

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Adopted on May 6, 2009	2

“Plan” means this Restricted Share Unit Plan, as it may be amended from time to time.

“Restricted Share Unit” or “RSU” means a unit granted to a Participant representing the right to receive an equivalent number of fully paid Common Shares upon satisfaction of the Vesting Conditions.

“Administrative agent” means Solium Capital Inc., the administrative agent of the Corporation’s share-based compensation.

“Subsidiary” means a corporation whose voting rights are more than 50% controlled, directly or indirectly, by the Corporation.

“Termination” means a Participant who ceases to be an employee of the Corporation or of a Subsidiary for any reason other than the transfer of the Participant to the employment of another Subsidiary or of the Corporation.

“Vesting Conditions” means the criterion (performance based and/or time based) to be achieved in order for the RSUs or any portion thereof to become vested from time to time, in whole or in part, which criterion must be established by the Committee, upon the recommendation of the CEO, and approved by the Board.

3.	Effective Date

After having obtained all of the required regulatory and shareholder approvals, the Plan has been in effect since May 6, 2009 and governs all RSUs granted after said date.

4.	Maximum Number of Common Shares under the Plan

The maximum number of Common Shares that may be issued by the Corporation to Participants under this Plan shall not exceed 27,560,248 Common Shares. Upon the cancellation of any unvested RSUs in accordance with the provisions of the Plan, the Common Shares underlying such RSUs shall be available for other RSUs to be granted from time to time under this Plan.

5.	Maximum Number of Common Shares to Insiders[1]

The number of Common Shares issuable to insiders of the Corporation, at any time, under all security-based compensation arrangements, cannot, in the aggregate, exceed 10% of the issued and outstanding Common Shares of the Corporation. The number of Common Shares issued to insiders of the Corporation within any one year period, under all security-based compensation arrangements, cannot, in the aggregate, exceed 10% of the issued and outstanding Common Shares of the Corporation.

6.	Participation in the Plan

Participation in the Plan starts upon the first grant of RSU(s) to a Participant.

7.	Administration of Plan

The Plan shall be administered by the Committee, under the oversight of the Board. The Committee may correct any defect or rectify any omission or reconcile any inconsistency in the Plan in the manner and to the extent the Committee deems necessary or desirable. Any decision of the Committee in the interpretation, construction

[1]	As defined in the TSX Company Manual

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and administration of the Plan, or any action, all as described herein, shall lie within its sole and absolute discretion and shall be final, conclusive and binding on all parties concerned for all purposes. Neither the Committee or the Corporation, nor any of their respective members, officers or employees, as applicable, shall be liable for any act, omission, interpretation, construction or determination made in good faith in connection with the Plan. The Committee’s members and the Corporation’s employees shall be entitled to indemnification by the Corporation in respect of any claim, loss, damage or expense (including legal fees and disbursements) arising therefrom to the fullest extent permitted by law. The Committee may delegate the administration of the Plan to a third party. The expenses of administering the Plan shall be borne by the Corporation.

8.	Grant of RSUs

Notwithstanding anything to the contrary in this Plan, the Committee, periodically, in consultation with the CEO and subject to the Board’s approval, will determine the size of grants in respect of any Participant or class of Participants, together with the applicable Vesting Conditions. The Corporation shall notify each Participant in writing of the number of RSUs to be granted and of the Vesting Conditions thereof. Granted RSUs do not provide a Participant with any shareholder’s rights.

9.	Vesting of RSUs Issued under this Plan

9.1	Time-Based Vesting

Unless determined otherwise by the Board, and subject to the Vesting Conditions, each RSU will vest and will be eligible for conversion and release in accordance with Section 11, at the rate of 33 1/3 % on each December 31st within the Cycle. The Board may, in its discretion, permit the immediate vesting, and conversion, of all or any portion of an unvested RSU.

9.2	Conditions-Based Vesting for RSUs granted within or outside a Cycle.

a) RSUs granted prior to May 10, 2017

At each regular Board meeting , the Board shall determine which Vesting Conditions of any previously granted RSUs were achieved. The relevant RSUs for which the Vesting Conditions were deemed to be achieved by the Board will become vested, in whole or in part, based on the level of achievement of said Vesting Conditions, and will be eligible for conversion and release in accordance with Section 11 herein.

b) RSUs granted on or after May 10, 2017

At the end of each Cycle, the Board shall determine which Vesting Conditions of RSUs granted were achieved. The relevant RSUs for which the Vesting Conditions were deemed to be achieved by the Board will become vested, in the percentage determined by the Board based on the level of achievement of said Vesting Conditions, and will be eligible for conversion and release in accordance with Section 11 herein.

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Regardless of the timing when RSUs were granted, the Board has until the 31st day of March following the end of a Cycle, or 90 days following an Expiration Date, to determine which Vesting Conditions were achieved under the relevant Cycle or grant period (if the RSUs were granted outside of a Cycle). RSUs in respect of which the Vesting Conditions are not deemed to be met by these deadlines shall be automatically cancelled, unless determined otherwise by the Board.

10.	Effect of Termination of Employment or of Death

10.1

Unless determined otherwise by the Board, in the case of a Participant’s Termination before the end of a Cycle or before the Expiration Date, other than a Participant’s death or Long-Term Disability in the circumstances described in paragraph 10.2 below and other than for just cause or by resignation of a Participant, all vested RSUs shall be converted and released in accordance with Section 11 no later than 90 days following the termination date. All unvested RSUs shall be cancelled as at the date of termination.

10.2

Unless determined otherwise by the Board, in the case of a Participant’s Termination because of death after the end of the second year of a Cycle or before the Expiration Date, or if such Participant is deemed to be on Long-Term Disability after the end of the second year of such Cycle, or before such Expiration Date, the RSUs will continue to remain in force until the end of the Cycle, or until the Expiration Date, and will be eligible for vesting and ultimately for conversion and release in accordance with Section 11, for a period of 90 days following the end of such Cycle or such Expiration Date, provided that the Vesting Conditions have been met at the end of such Cycle or at such Expiration Date.

10.3

Unless determined otherwise by the Board, in the case of a Participant’s Termination for just cause or a Participant resigning from his position, all RSUs shall be cancelled immediately as of the date on which the Participant is advised of the Termination, or as of the Participant’s effective resignation date, without taking into account any applicable notice period or severance payments made in lieu of such notice.

11.	Conversion and Release of RSUs

At the date on which RSUs become vested as approved by the Board, provided that the Participant, or his succession, still qualifies as a Participant on such date, and subject to paragraphs 10.1 to 10.3 above, the Participant, or the executor, liquidator, administrator or trustee of the estate of the Participant, is entitled to receive, with respect to such portion of the RSU which has vested, an amount equal to one Common Share for each RSU (the “Payout Amount”). The Payout Amount shall be satisfied by the issuance from treasury of a number of Common Shares equal to the Payout Amount, subject to any required regulatory authorities’ approval. Said Common Shares may be sold on the open market at the Participant’s discretion, including on the Administrative Agent’s trading platform.

The Common Shares issued under the Plan shall be considered fully paid in consideration of past services rendered that are not less in value than the value of such Common Shares.

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12.	Tax

12.1

Each Participant shall be responsible for paying all income and other taxes applicable to transactions involving the RSUs held by the Administrative agent on his or her behalf, including, without limitation, any taxes payable on:

(a)	conversion and release of the RSUs;

(b)	the sale or other disposition of the Common Shares;

(c)	dividends (whether cash or otherwise) or other distributions paid on the Common Shares;

12.2

The Administrative agent is authorized to deduct, or cause to be deducted, from any amounts payable to a Participant, any amounts which are required to be withheld on account of taxes, and the Administrative agent must remit all amounts deducted in accordance with the Income Tax Act (Canada), and the regulations thereunder legislation or equivalent thereof in other jurisdictions.

12.3

Following the end of each calendar year, the Administrative agent or the Corporation shall provide each Participant with tax reporting forms as required in respect of dividends and other investment income earned during such calendar year by such Participant pursuant to the Plan, the whole in compliance with the standard tax reporting timelines existing in the relevant Participant jurisdiction.

13.	Adjustments and Reorganizations

Subject to section 17.2, in the event of any stock dividend (other than a dividend which may be paid in cash or in shares at the option of the shareholder), stock split, combination or exchange of shares, merger, consolidation, recapitalization, amalgamation, plan of arrangement, reorganization, spin off or other distribution (other than normal cash dividends) of the Corporation’s assets to shareholders or any other change affecting the Common Shares, such adjustments as are required to reflect such change shall be made with respect to the number of RSUs in the accounts maintained for each Participant, provided that no fractional RSUs shall be issued to Participants and the number of RSUs to be issued in such event shall be rounded down to the next whole number of RSUs.

14.	Transferability of RSUs

The rights and interests of a Participant in respect of the RSUs held in such Participant’s account shall not be transferable or assignable other than by will or the laws of succession to the executor, liquidator, administrator or trustee of the estate of the Participant or, subject to applicable law, to a dependent or relation, including without limitation a spouse of the Participant.

15.	No Right to Service

Neither participation in the Plan nor any action under the Plan shall be construed to give any Participant a right to be retained as an employee of the Corporation or of any Subsidiary.

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16.	Successors and Assigns

The Plan shall be binding on all successors and assigns of the Corporation and a Participant, including without limitation, the estate of such Participant and the executor, liquidator, administrator or trustee of such estate, or any receiver or trustee in bankruptcy or representative of the Participant’s creditors.

17	Plan Amendment

17.1

(A) Without limiting the generality of any other provision hereof and subject to compliance with applicable laws, rules and regulations of, and receipt of any required approvals from, any stock exchange on which the Common Shares of the Corporation are listed or applicable regulatory authority, the Board shall have full power and authority to amend, suspend or discontinue the Plan at any time, or the terms of any previously granted RSU, without obtaining shareholder approval (except for those listed in Section 17.1(B) below), including without limitations, the following type of amendments:

(i)	any limitation of conditions on participation in the Plan (other than relating to the eligibility for participation);

(ii)

any amendment to any terms upon which RSUs may be granted and exercised, including but not limited to, the Vesting Conditions; any change that is necessary or desirable to comply with applicable laws, rules or regulations or any stock exchange on which the Common Shares of the Corporation are listed;

(iii)	any correction or rectification of any ambiguity, defective provision, error or omission in the Plan;

(iv)	any amendment to the definitions contained in the Plan and any other amendments of a clerical nature; and

(v)	any amendment to the terms relating to the administration of the Plan;

provided that such amendments to the terms of any previously granted RSU may not lead to significant or unreasonable dilution in the Corporation’ s outstanding Common Shares or provide additional benefits to eligible Participants, especially insiders, at the expense of the Corporation and its existing security holders, in which case approval of the shareholders of the Corporation must be obtained.

(B) The prior approval of the holders of a majority of the votes attached to all Common Shares of the Corporation is required if the amendments relate to the following:

(i)

any amendment to increase the maximum number of Common Shares issuable under the Plan, except for adjustments in the event that such Shares are subdivided, consolidated, converted or reclassified by the Corporation or that any other action of a similar nature affecting such Common Shares is taken by the Corporation;

(ii)	any amendment to make a change to the class of persons eligible to participate under the Plan; and

(iii)	any amendment which would permit any RSU granted under the Plan to be transferable or assignable other than by will or under succession laws (estate settlement);

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provided that Common Shares held directly or indirectly by insiders benefiting from the amendments in (B) (ii) and (iii) shall be excluded when obtaining such shareholder approval.

17.2	Notwithstanding anything contained to the contrary in this Plan or in any resolution of the Board in implementation thereof:

17.2.1

in the event the Corporation proposes to amalgamate, merge or consolidate with any other Corporation (other than with a wholly-owned Subsidiary of the Corporation) or to liquidate, dissolve or wind-up, or in the event an offer to purchase the Common Shares or any part thereof shall be made to all holders of Common Shares, the Corporation shall have the right, upon written notice thereof to each Participant holding RSUs under this Plan, to permit the conversion and release of all such RSUs within the thirty (30) day period next following the date of such notice and to determine that upon the expiration of such thirty (30) day period, all rights of Participants to convert such RSUs shall ipso facto terminate and cease to have any further force or effect whatsoever;

17.2.2

the Board may, by resolution, but subject to applicable regulatory provisions, decide that any of the provisions hereof concerning the effect of termination of the Participant’s employment or cessation of the Participant’s designation or position qualifying for a Participant status shall not apply for any reason acceptable to the Board.

18.	Plan Termination

The Committee, upon the recommendation of the CEO and subject to approval of the Board may, in its sole discretion and without the consent of any Participant, terminate the Plan at any time by giving written notice thereof to each Participant. Following termination of the Plan, additional RSUs shall not be granted to the Participants. Previously granted RSUs shall become vested as per the Vesting Conditions described under Section 9, with their conversion and release being governed by Section 11.

19.	Governing Law

The validity, construction and effect of the Plan and any actions taken or relating to the Plan shall be governed by the substantive laws, but not the choice of law rules, of the Province of Québec and the laws of Canada applicable thereto.

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Adopted on May 6, 2009.

Amended by the Compensation and HR Committee on June 13, 2013 and approved by the Board on August 8, 2013.

Amended by the Compensation and HR Committee and approved by the Board on February 26, 2014.

Amended by the Compensation and HR Committee and approved by the Board on December 17, 2014.

Amended by the Compensation and HR Committee, approved by the Board on February 2, 2015 and by the shareholders on May 13, 2015.

Amended by the HR and Compensation Committee, approved by the Board on December 16, 2015.

Amended by the HR and Compensation Committee, approved by the Board on December 14, 2016.

Amended by the HR and Compensation Committee, approved by the Board on March 22, 2018.

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